Exhibit 11.1

ASCENTAGE PHARMA GROUP INTERNATIONAL

INSIDER TRADING POLICY

Ascentage Pharma Group International (6855.HK) (the “Company”) and its subsidiaries and affiliates (together, the “Group”) are committed to ensuring that all of its shareholders and potential shareholders can buy and sell the Company’s securities fairly. Shareholders and potential shareholders must have confidence that Company’s board of directors (“Directors”), officers, employees, and agents, as well as the board of directors, officers, employees, and agents of any member of the Group, cannot derive an unfair advantage as a result of their access to Inside Information. Accordingly, all directors, officers, employees and agents are required to deal in shares and handle Inside Information in accordance with this Insider Trading Policy (“Policy”). This Policy also serves to protect the reputation of Company and help protect its and its affiliates directors, officers, employees, and agents and Company from civil and criminal liability.

This Policy provides guidelines to the directors, officers, employees and agents of any member of the Group with respect to transactions in the Company’s securities and codifies the Company’s standards on trading and enabling the trading of securities of the Company or other publicly-traded companies while in possession of Inside Information.

The basis for this Policy and all actions by the directors, officers, employees and agents of any member of the Group must be in compliance with laws applicable to the trading of the Company’s securities. Specifically, it is the policy of the Company to observe fully the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

1.	Scope of Policy

The provisions of this Policy apply to all directors, officers, employees, consultants and contractors of the Company, each of whom and all Associates of such persons (collectively, “Restricted Persons”), will agree to be bound by such provisions upon being notified of the most recent copy of this Policy.

The provisions of this Policy apply to all transactions in the Company’s securities, including common or preferred stock, options and warrants to purchase common stock, notes, restricted share unit, bonds, convertible securities and any other debt or equity securities that the Company may issue from time to time (collectively, “Company Securities”).

2.	Exceptions for certain Transactions

This Policy does not apply to all transactions involving the Company Securities. The following exceptions are intended to facilitate several common types of transactions.

(a)	Stock Option Exercises. This Policy does not apply to the mere exercise of a stock option for cash under the Company’s stock option plans. This Policy does apply, however, to:

i.	Any sale of stock as part of a broker-assisted “cashless” exercise of an option (i.e., any market sale for the purpose of generating the cash needed to pay the exercise price of an option); and

ii.	Any sale of shares of Company stock received upon exercise of an option.

(b)	Net Settlement upon Vesting of Restricted Stock. This Policy does not apply to a surrender of shares to the Company or the retention and withholding from delivery to the applicable officer, director or employee of shares by the Company (i.e., a so-called “net settlement”) upon vesting of restricted stock in satisfaction of any tax withholding obligations in a manner permitted by the applicable grant letter or the Company plan pursuant to which the restricted stock was granted.

3.	Trading Prohibition

Insider trading occurs when a person in possession of Inside Information obtained through involvement with the Company (1) uses that information to make decisions to purchase, sell, or otherwise trade in securities of the Company or another company, or (2) provides that information to others to enable such trading.

No directors, officers, employees, consultants and contractors of any member of the Group:

(a)	may purchase or sell any Company Securities while in possession of Inside Information about the Company, its customers, suppliers, consultants or other companies with which the Company has contractual relationships or may be negotiating transactions;

(b)	may communicate any Inside Information about the Company to any other person;

(c)	may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of Inside Information about that company that was obtained in the course of his or her involvement with the Company;

(d)	should ever trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that he or she has reason to believe is Inside Information. Every director, officer, employee, consultant and contractor of any member of the Group must consult with the Compliance Representative to trade in Company Securities.

Other trading prohibitions

The Company considers it improper and inappropriate for directors, officers, employees, consultants and contractors of any member of the Group to engage in short-term or speculative transactions in the Company’s securities or in other transactions that may lead to inadvertent violations of the insider trading laws. Accordingly, trading in the Company’s securities by directors, officers, employees, consultants and contractors of any member of the Group is subject to the following additional restrictions:

(a)	Short sales. No directors, officers, employees, consultants and contractors of any member of the Group may sell the Company Securities short (sale of stock that the seller does not own or a sale that is completed by delivery of borrowed stock).

(b)	Options trading. No directors, officers, employees, consultants and contractors of any member of the Group may buy or sell puts or calls or other derivative securities on the Company Securities.

(c)	Trading on margin; Pledging. No directors, officers, employees, consultants and contractors of any member of the Group may hold Company Securities in a margin account or pledge Company Securities as collateral for a loan.

(d)	Hedging. No directors, officers, employees, consultants and contractors of any member of the Group may enter into hedging, monetization transactions, or similar arrangements with respect to Company Securities.

4.	Blackout Periods

All directors, officers, employees and agents of any member of the Group are prohibited from trading in the Company’s securities during the following Blackout Periods:

(a)	Announcement of annual and interim financial results: on any day on which the financial results are published and (a) during the period of 60 days immediately preceding the publication date of annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results or (b) during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results;

(b)	Special Blackout Periods. From time to time, while the following material non-public information is pending, the Company may impose special blackout periods to those persons who may have material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, new product developments, read-outs from clinical trials, or other material events) that may be pending and not yet publicly disclosed. Before or during the Special Blackout Periods, the Company may also require such persons to execute acknowledgment letter or such other documents as may be necessary to comply with the applicable laws or the Listing Rules; and

(c)	when you are in possession of Inside Information.

5.	Pre-Clearance Requirements

Directors, officers and employees of the Company with the title of vice president or higher must obtain prior clearance from the Compliance Representative (as defined below) before they or their Associate makes any purchases or sales of the Company Securities. A detailed procedure and requirement for pre-clearance is attached as Exhibit A.

In addition, employees of the Company with the title of Chief Officer (including CEO, CFO, CBO, CCO, CMO, etc., hereinafter referred to as “C-level Employees”), must obtain prior approval from the CFO and CEO of the Company (in the case of the CEO, prior approval must first be obtained from the Compliance Representative followed by the CFO; and in the case of the CFO, prior approval must first be obtained from the Compliance Representative followed by the CEO), before they or their Associates can make any purchases or sales of the Company Securities, and shall notify the Secretary of the Board of Directors to file any necessary filings as required by applicable law or the Listing Rules.

6.	Violations of Insider Trading Laws

Penalties for trading on or communicating Inside Information can be severe, both for the Company and the directors, officers, employees and agents of any members of the Group. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory. A summary of the consequences of violating this Policy is attached as Exhibit B.

Individuals who violate this Policy may be subject to disciplinary action by the Company, up to and including dismissal for cause. Any exemptions from strict compliance with the Policy, if permitted, may only be granted by the Compliance Representative in writing and must be provided before any activity contrary to the above requirements takes place.

7.	Compliance Representative

The Company has appointed its Compliance Representative for this Policy. The duties of the Compliance Representative include, but are not limited to, the following:

(a)	assisting with the implementation of this Policy;

(b)	circulating this Policy to all Company and its affiliates directors, officers, employees, and agents of the Company and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws; and

(c)	pre-clearing all trading in securities of the Company by employees of the Company with the title of vice president or higher (except for C-level Employees) in accordance with the procedures set forth in Section 5 of this Policy.

In the event that the Compliance Representative is unavailable, the Company shall designate another appropriate person to assume the responsibilities during the time of the Compliance Representative’s unavailability.

8.	Questions About the Policy

Any question about this Policy or any related processes should be directed to the Compliance Representative. Violations of this Policy must be reported to the Compliance Representative.

9.	Definitions

(a)	Associate. In relation to a person, means the person’s spouse or reputed spouse, any person cohabiting with the person as a spouse, the person’s brother, sister, parent, step-parent, child (natural or adopted) or step child; and any corporation of which the person is a director, or any employee or partner of the person, and to transactions by entities over which such person is a director, employee or partner, or can exercises control over such entities, and such other person as defined as Associate by Part XIV the SFO (as amended from time to time).

(b)	Compliance Representative. Means any senior officer, designated from time to time by the Company. The Company hereby appointed Thomas J. Knapp as the Compliance Representative dealing with all the compliance issue for the Company’s affiliate company located in US, Australia and European countries, and Jun Yan as the Compliance Representative dealing with all the compliance issue for the Company’s affiliate company located in Cayman Islands, Hong Kong SAR and Mainland China.

(c)	Inside Information. Means specific information that (a) is about the Company, any shareholder or officer of the company, or the listed securities of the company or their derivatives and (b) is not generally known to the persons who are accustomed or would be likely to deal in the Company securities but would if generally known to them be likely to materially affect the price of the Company securities. A detailed guideline for determining Inside Information is attached as Exhibit C.

10.	Miscellaneous

This Policy shall come into force with effect from the date as executed by the CEO of the Company and replace the previous insider trading policy as adopted on June 21, 2018.

This Policy is written in both Chinese and English, in case of any conflict between the Chinese version and the English version, the English version shall prevail.

This Policy may be amended from time to time. Any amendments to this Policy shall be approved by the Company and will be communicated to directors, officers, employees, consultants and contractors of any member of the Group.

Name:
Title:
Ascentage Pharma Group International

EXHIBIT A

ASCENTAGE PHARMA GROUP INTERNATIONAL

TRADING POLICY PROCEDURES FORM

In accordance with Ascentage Pharma Group International’s Insider Trading Policy, before trading in any securities of Ascentage Pharma Group International (“Company”), you are required to follow the following pre-clearance procedures.

(a)	The Company requires all Directors, officers and employees of the Company with the title of vice president or higher (the “Pre-Clearance Applicant”) to obtain prior clearance from the Compliance Representative before they or any of their Associate makes any purchases or sales of the Company Securities.

(b)	The Pre-Clearance Applicant shall submit the application with all the required information attached and the executed Trading Notification Form (see below for the format) to the Compliance Representative through the OA system of the Company, or other method acceptable to the Company. Such application shall be initiated at least 3 trading days before the date that the Applicant desires to trade the Company Securities, and the Compliance Representative shall approve, or reject the application (if he believes the trading as proposed by such application will be a violation of the applicable laws) within 2 trading days.

(c)	Unless revoked, a grant of permission will normally remain valid for five (5) trading days. If the transaction does not occur during that specified time period, pre-clearance of the transaction must be re-requested.

(d)	The Company may impose a volume restriction on the number of Company Securities that may be traded by the directors, officers, employees, consultants and contractors of any member of the Group. In such an event, the Company will notify all the directors, officers, employees, consultants and contractors of any member of the Group who will be subject to such restriction, of such volume restriction and the length of time such volume restriction will be in effect.

Trading Notification Form

Version: March 2021

Unless otherwise defined, capitalized terms used in this form shall have the same meanings as those defined in the Insider Trading Policy of Ascentage Pharma Group International (the “Company”).

In accordance with the Company’s Insider Trading Policy, before dealing in any Company Securities, you are required to provide written notification of your intent to trade through OA. You will receive a notification in OA or Human Resources if the proposed trading transaction has been cleared and the period of time the clearance is effective.

Each individual wishing to trade shares must complete and submit the form below for pre- clearance/approval:

Name：

Title:

Phone No.：

E-mail：

_____ (please initial) I hereby provide written notification of my intent to trade in the following Company Securities, which are held or proposed to be held by myself personally and/or by an Associate as follows:

Stock Name (Stock Code)	Number of Securities/Derivatives	Type of Transaction (Disposal, Acquisition, Acceptance, Exercise)
Ascentage Pharma Group Intl (6855.HK)

_____ (please initial) I have read the Insider Trading Policy and confirm that I am in compliance with such policy for trading the abovementioned Company Securities.

_____(please initial) I confirm that I will not trade, through myself or through my Associate in the Company Securities: on any day on which the financial results are published and (a) during the period of 60 days immediately preceding the publication date of annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results or (b) during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results;

______ (please initial) I confirm that I will not deal, through myself or through Associate of mine, in the Company Securities during the Special Blackout Periods, (ii) when I am in possession of inside information; and (iii) where clearance to trade has not yet received.

______ (please initial) I confirm that I am not aware of any confidential, Inside Information that is likely to materially affect the Company’s stock price during the clearance time period.

______ (please initial) I understand that acknowledgement of this written notification will not necessarily provide to me or the Associate any defense against any statutory liability and/or any charge of insider dealing or market misconduct.

Signed: _______________________	Date: _______________________

Print Name:

______________________________________________________________________________________________

Acknowledgment

______ (please initial) I acknowledge that the required information has been provided above.

______ (please initial) Each written acknowledgment is valid for a specified period following the date of the acknowledgment, and the trading must be completed in that clearance time period. After this time, a new written notification must be submitted.

Signed: _______________________	Date: _______________________

Print Name:

EXHIBIT B

Summary of Insider Dealing and Market Misconduct Provisions

1	Types of Market Misconduct

There are six types of market misconduct relating to dealings in securities:

●	insider dealing

●	false trading

●	price rigging

●	disclosure of information about prohibited transactions

●	disclosure of false or misleading information inducing transactions

●	stock market manipulation

2	The Prohibition on Insider Dealing

2.1	The Company’s substantial shareholders, directors and employees, plus its advisers are prohibited from dealing in the Company’s shares (or in those of a related corporation) at a time when:

a)	they possess information which is not known to people who would be likely to deal in those shares if they knew it; and

b)	which information (if known) would be likely to affect the price of the shares materially. (Section 270, SFO)

2.2	The offence extends to asking or encouraging another person to deal, and to giving them information, knowing or having reasonable cause to believe that the other person will deal.

2.3	It is not only individuals that can be accused of insider dealing. Corporations are imputed with the knowledge of their directors and employees. Therefore, in certain circumstances, if the Company deals in another listed company’s shares at a time when one of its directors or employees is in possession of Inside Information, the Company may be guilty of insider dealing too.

3	Other Market Misconduct

3.1	False trading takes place where a person does anything with the intention that it creates a false or misleading appearance of:

a)	active trading in securities;

b)	the market for securities; or

c)	the price for dealing in securities;

or being reckless as to whether it would have that effect. (Sections 274 and 295, SFO)

3.2	Price rigging occurs when a person enters into an artificial transaction which has the effect of maintaining, increasing, reducing, stabilizing or causing fluctuations in the price of securities. (Sections 275 and 296, SFO)

3.3	The offence of disclosing information about prohibited transactions takes place when a person discloses, or authorizes or is concerned in the disclosure of, information about a transaction which constitutes market misconduct and where he (or his associate) carried out the market misconduct or expects to benefit as a result of the disclosure. (Sections 276 and 297, SFO)

3.4	The offence of disclosing false or misleading information takes place when a person discloses false or misleading information which is likely either to induce others to invest, or to affect the price of securities and the person knows that or is reckless or negligent as to whether the information is false or misleading. (Sections 277 and 298, SFO)

3.5	Stock market manipulation occurs when a person carries out two or more transactions in relation to securities of a corporation that by themselves, or in conjunction with other transactions, increase, reduce, maintain or stabilize (or are likely to do so) the price of any traded securities, with the intention of inducing another person to purchase or sell (or refrain from purchasing or selling) securities of that corporation. (Sections 278 and 299, SFO)

3.6	Examples of activities that will usually amount to false trading, price rigging and/or market manipulation are wash sales (where a person uses a nominee to buy and sell shares without the beneficial owner changing) and matched orders (where a person agrees to buy shares at the same price as he has agreed to sell the same number of shares).

3.7	The activities set out in paragraphs 3.1 to 3.6 above are, like insider dealing, both criminal and civil offences in Hong Kong. There are some additional types of misconduct that are only criminal offences. These are:

a)	offences involving fraudulent or deceptive devices in transactions in securities, futures contracts or leveraged foreign exchange trading (Section 300, SFO);

b)	offences of disclosure of false or misleading information inducing others to enter into leveraged foreign exchange contracts (Section 301, SFO); and

c)	offences of falsely representing dealings in futures contracts on behalf of others (Section 302, SFO).

4	Consequences of Breach

4.1	All six types of market misconduct are criminal offences, punishable in court by a fine of up to HK$10 million and imprisonment for up to 10 years. Most are also civil offences and will be investigated by the Market Misconduct Tribunal in Hong Kong (“MMT”).

4.2	The MMT was established to make it easier to prosecute market participants for behavior which now constitutes market misconduct. The MMT has wide-ranging powers to investigate and obtain evidence in relation to misconduct. Although the penalties for breaches prosecuted by the MMT (rather than through the courts) are less severe, it is generally considerably easier for a person to be called to account than it was in the past.

4.3	The MMT has the power to make the following orders:

a)	a “disqualification order”, preventing the person from being a director, liquidator, receiver or otherwise being involved in the management of the listed company for a period of up to 5 years without the approval of the court；

b)	a “cold shoulder order”, preventing that person from acquiring, disposing or otherwise dealing in securities, futures, leveraged foreign exchange contracts or collective investment schemes for a period of up to 5 years without the approval of the court;

c)	a “cease and desist order”, preventing that person from being involved in any further market misconduct;

d)	a “disgorgement order”, requiring the person to pay to the Government an amount up to the profit obtained;

e)	a “costs order”, requiring the person to pay to the investigating authority an amount considered to be appropriate to compensate for the costs of the investigation; and

f)	a “disciplinary referral order”, requiring that disciplinary action be taken against the person.

4.4	A person who commits market misconduct may also be liable to compensate a person who suffers loss as a result of the misconduct.

5	Obligation to Take Steps to Prevent Market Misconduct

The directors, managers, secretary and senior management of the Company are required to take all reasonable measures to ensure that proper safeguards exist to prevent the Company from acting in a way which would constitute market misconduct. (Section 279, SFO)

6	Takeovers and Insider Dealing

The fact that the Company is considering making a takeover offer for a Hong Kong listed corporation will be Inside Information under the Hong Kong legislation. If the Company decides, as part of the lead-up to the takeover offer, to build a strategic stake in the target, this will be permitted, provided that the purpose of the dealing is for the takeover offer, and not to affect the price of the shares.

EXHIBIT C

Guideline for Determining Inside Information

Public Information

Information is considered unpublished if it has not been formally announced by Company by way of an announcement published on HKSE website, Company’s official website or official WeChat account (or announcement in other form recognized by the Listing Rules). Information will continue to be considered unpublished until the day after the announcement has been published. Statements by the Company’s or its affiliates executives are not considered formal announcements that would qualify as publication under the Listing Rules.

Questions Checklist for Determining Inside Information

To determine whether information is Inside Information, an individual should ask the following questions:

●	Would a member of the public consider the information necessary to value an investment in the Company or any of its affiliated companies?

●	Would the information be necessary to avoid speculation or manipulation of the Company’s securities (creation of a false market)?

●	Would it be reasonable to expect that the information would affect the price of or market activity in the Company’s securities or market activity?

If the answer to any of these questions is “yes,” the information is Inside Information.

Examples of Inside Information

Information dealing with the following subjects is reasonably likely to be found as Inside Information:

●	regularly recurring matters (such as financial results and dividends);

●	exceptional matters (such as acquisitions, connected transactions, strategic alliances, licensing arrangements, collaborations, etc.);

●	signing an important contract (including significant joint venture agreements);

●	fund-raising exercises;

●	comments on the prospects for future earnings or dividends;

●	release of any projected profits of the Company by Company or its directors;

●	entering into an agreement for the issue of options convertible into securities;

●	a large foreign exchange loss;

●	major market upheaval in the industries, countries or regions where the company has significant operations or transactions;

●	premature removal of auditors before end of their term in office;

●	cancellation of an agreement which was previously the subject of an announcement;

●	removal or resignation of the chief executive officer;

●	the Company being aware that its auditors will issue a qualified report on its results;

●	any change of accounting policy that may gave a significant impact on the accounts; or

●	events beyond the control of the Company and is of material significance to the Company’s business, operations or financial performance;

●	the timelines or the results of preclinical studies or clinical trials;

●	scientific, medical or financial data relating to the Company’s products or products under development;

●	developments regarding significant litigation or government agency investigations;

●	impending bankruptcy or liquidity problems;

●	changes in earnings estimates or unusual gains or losses in major operations;

●	major changes in management;

●	a determination to declare a dividend;

●	extraordinary borrowings; and

●	actions of regulatory and health agencies, particularly the China and U.S. Food and Drug Administrations.

Uncertainty

As with questions of Inside Information, if you are not sure whether information is considered as Inside Information, you should either consult with the Compliance Representative or assume that the information is Inside Information and treat it as Inside Information.